SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE OUTCOME OF THE AUCTION FOR PLACEMENT OF THE SHARES RESULTING FROM THE REVERSE SPLIT OF SHARES

TELESP CELULAR PARTICIPAÇÕES – BOVESPA AUCTION OF 05/20/2005 FOR SALE OF SHARES RESULTING FROM THE REVERSE SPLIT OF SHARES

São Paulo, Brazil – May 23, 2005 – Telesp Celular Participações S.A. ("TCP"), (BOVESPA: TSPP3 (Common), TSPP4 (Preferred), NYSE: TCP), announces today the total number of common and preferred shares sold at the auction held on 05/20/2005 at the São Paulo Stock Exchange, and the respective per shares prices to be credited to the shareholders pro rata to the fractional shares held by them before the auction;

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TSPP3	ON	1,144,979	0	0
TSPP4	PN	1,068,035	0	0

Considering that none of the shares was sold in the auction held on 05/20/05, the totality of the shares above, shall be offered at another auction, to be held on 05/25/2005, for the reference price resulting from the weighted average of the floor session held on 05/20/2005 of R$ 10.14 per common share (ON) and R$ 11.97 per preferred share (PN), the result thereof should be consequently disclosed by the Company.

São Paulo, May 23, 2005.

Arcádio Luís Martínez García
Executive Vice-President for Finance, Planning and Control
and Investor Relations Officer
Telesp Celular Participações S.A.
www.vivo.com.br

For additional information, please contact:
Charles Edwards Allen
Investor Relations Office
Tel: 55 11 5105-1172
Email: ir@vivo.com.br

(1) Value net of trading expenses

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.